SUB-ITEM 77D: Policies with respect to security investments


	At their meeting on May 20, 2003, the Fund's Board approved changes to the fund's investment strategy. The Fund uses a "growth at a reasonable price" style of management, meaning that the Fund seeks to invest in companies with above average potential for earnings and revenue growth that are also trading at attrative market valuations. In choosing equity securities, the portfolio manager uses a bottom-up investment approach that begins with an analysis of individual companies and considers the company's quality of management, growth prospects, valuations compared with industry average, capital resources, and other factors. The manager seeks to identify companies positively impacted by investment trends and economic developments. The Fund may invest in companies of any size, whether traded on an exchange or over-the-counter, but intends to focus on larger, more actively traded companies.